[Total Letterhead]

TOTAL S.A. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R § 200.83

January 30, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic file (“Edgar correspondence”).

Attention: H. Roger Schwall

Re:	Total S.A. Annual Report on Form 20-F for the Fiscal Year Ended

December 31, 2007

Form 6-K Filed October 16, 2008

Response Letter Dated October 29, 2008 (File No. 1-10888)

Dear Mr. Schwall:

Thank you for your letter dated December 18, 2008, setting forth the Staff’s comment relating to our Annual Report on Form 20-F for the year ended December 31, 2007, our filing on Form 6-K made on October 16, 2008 and our response letter dated October 29, 2008. Set forth below is the response of Total S.A. (the “Company”) to the Staff’s comment.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.

Form 6-K Filed on October 16, 2008

1.

We make reference to your press release of September 4, 2008, filed as Exhibit 99.3 to the company’s 6-K filed on October 16, 2008. The press release announces that Total signed three oil and gas agreements with Syria. With respect to the first agreement, please advise us whether or not Total paid a signing bonus or made other payments to Syria to extend the Deir Ez Zor oil license, and if so, how much. With respect to the second agreement, please advise us of the anticipated cost to Total to enhance the output from the Tabiyeh gas and condensate field. With respect to the third agreement, please advise us how much Total intends to invest in the strategic partnership and describe for us the nature and scope of any products, technologies, equipment, components, and services you intend to provide to the strategic partnership. Finally, in the press release there is a reference to the Group’s production of 29,000 barrels per day in 2007. On page 7 of your 20-F you make reference to a daily production in Syria of 15 kboe/d. Please tell us the reason for the different amounts reported.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

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Please direct any questions or comments regarding the enclosed material to the undersigned at (011)331.4744.4546 or Krystian Czerniecki of Sullivan & Cromwell LLP at (011)331.7304.1000 or their colleagues listed below.

Very truly yours,

/s/ Patrick de la Chevardière
Patrick de la Chevardière
Chief Financial Officer

cc:	Jennifer O’Brien
Kimberly Calder
Laura Nicholson
Tim Levenberg
(Securities and Exchange Commission)

Thierry Reveau de Cyrières
Dominique Bonnet
(Total S.A.)

Krystian Czerniecki
(Sullivan & Cromwell LLP)